UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to _________

Commission file number 0-12933

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LAM RESEARCH CORPORATION

4650 Cushing Parkway
Fremont, California 94538

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
Savings Plus Plan,
Lam Research 401(k)

We have audited the financial statements of the Savings Plus Plan, Lam Research 401(k) (the Plan) as of December 31, 2004 and 2003, and for the year ended December 31, 2004, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation
Campbell, California
May 6, 2005

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
Assets:
Investments, at fair value	$172,568,527	$152,517,219
Participant loans	2,143,521	2,172,282

Assets held for investment purposes	174,712,048	154,689,501

Liabilities:
Other liabilities	739	4,595

Net assets available for benefits	$174,711,309	$154,684,906

See notes to financial statements.

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2004

Additions to net assets attributed to:
Investment income:
Dividends and interest	$1,643,679
Net realized and unrealized appreciation in fair value of investments	13,204,466

14,848,145

Contributions:
Participants’	10,799,484
Employer’s	3,107,564

13,907,048

Total additions	28,755,193

Deductions from net assets attributed to:
Withdrawals and distributions	8,589,433
Administrative expenses	139,357

Total deductions	8,728,790

Net increase in net assets	20,026,403

Net assets available for benefits:
Beginning of year	154,684,906

End of year	$174,711,309

See notes to financial statements.

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Savings Plus Plan, Lam Research 401(k) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1985 by Lam Research Corporation (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is currently designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Administration - The Company and the Plan Committee (the Committee) manage the operation and administration of the Plan. A third-party administrator processes and maintains the records of participant data. Beginning in January 2004, American Stock Transfer and Trust Company (AST) acted as the trustee and custodian. As of December 31, 2003, Security Trust Company (STC) acted as the trustee and custodian. Substantially all expenses incurred for administering the Plan are paid by the Plan, unless paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Reclassification – Certain prior year amounts have been reclassified to conform to the current year presentation.

Investments - Investments of the Plan are held by AST as of December 31, 2004 and were held by STC as of December 31, 2003 and are invested based solely upon instructions received from participants.

The Plan’s investments are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Cash and cash equivalents - All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Income taxes - The Plan has been amended since receiving its favorable determination letter dated January 21, 2004. The Plan is operated in accordance with, and is intended to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and the trust, which forms a part of the Plan, is intended to be exempt from federal income and state franchise taxes.

Reconciliation of financial statements to Form 5500 - The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from the reporting of benefits payable in the Form 5500 of approximately $54,000 and $10,000 at December 31, 2004 and 2003, respectively.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included as an investment under the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Participants may elect to invest a portion of their accounts in the common stock of the Company. The aggregate investment in Company common stock at December 31, 2004 and 2003 was as follows:

	2004	2003
Number of shares	297,932	327,789
Fair value	$8,613,214	$10,587,585

NOTE 3 - PARTICIPATION AND BENEFITS

Participant contributions – During 2004 and 2003, participants could elect to contribute from 2% to 20% of their eligible pre-tax compensation per payroll period not to exceed the amount allowable under current income tax regulations. Participants who elect to contribute a portion of their eligible compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participants’ direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participants’ direction and the Plan’s provisions.

Employer contributions - The Company may make matching contributions as defined in the Plan and as approved by the Board of Directors. In 2004, the Company matched 50% of each eligible participant’s salary deferral contribution (excluding catch-up contributions) up to a maximum of the first 6% of the participant’s eligible compensation on a per payroll period basis. The Plan also allows for a discretionary profit sharing contribution. No discretionary contribution was made for the year ended December 31, 2004.

Vesting - Participants are immediately vested in their entire account, including employer matching and discretionary profit sharing contributions (if any).

Participant accounts - Each participant’s account is credited with the participant’s contribution, Plan earnings or losses in funds selected by the participant, and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions and / or compensation, as defined in the Plan.

Payment of benefits - Upon termination, each participant (or beneficiary) may elect to leave his or her account balance in the Plan until age 70 1/2 or receive his or her total benefits in a lump sum amount equal to the value of the participant’s account, in installments over a period of years, or over a term certain under a non-transferable annuity contract. The Plan requires lump sum distribution of participant account balances that do not exceed $5,000.

Loans to participants - The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant’s balance reduced by certain balances of outstanding or defaulted loans. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is 15 years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2004 carry interest rates ranging from 5.0% to 10.5%.

NOTE 4 - INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2004	2003
Fidelity Advisor Funds:
Balanced Fund	$7,989,620	$7,758,819
Value Strategies Fund	22,054,892	19,502,858
Overseas Fund	10,720,424	8,444,371
MFS Value Fund	21,601,008	17,656,881
Franklin Small Mid Cap Growth Fund	16,393,818	14,486,822
Metlife Stable Value Account	22,197,547	19,140,093
Vanguard Institutional Index Fund	19,892,577	16,800,968
American Funds Amcap Fund	15,841,558	14,070,466
Lam Research Corporation Common Stock	8,613,214	10,587,585
Other Funds individually less than 5% of net assets *	29,407,390	26,240,638

Assets held for investment purposes	$174,712,048	$154,689,501

*	Included in “Other Funds individually less than 5% of net assets” are investments in the TCW Investment Management Company Large-Cap Growth Fund and the Renaissance Investment Management, Inc. Balanced Investment Option Fund. These funds are unitized funds which consist of a number of investments managed by the investment manager specifically for the Plan, none of which individually account for more than 5% of net assets.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the year ended December 31, 2004:

Mutual funds	$12,044,335
Common stock	1,198,224
Bonds	(38,093)

$13,204,466

NOTE 5 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors (or other authorized party) and subject to the provisions of ERISA.

SUPPLEMENTAL SCHEDULE

SAVINGS PLUS PLAN, LAM RESEARCH 401(k)	EIN: 94-2634797 PLAN #001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2004

Identity of issue, borrower,	Description of investment including maturity date,	Current
lessor or similar party	rate of interest, collateral, par or maturity value	value
Fidelity Advisor Balanced Fund	Mutual Fund	$7,989,620
Fidelity Advisor Intermediate Bond Fund	Mutual Fund	4,306,615
Fidelity Advisor Overseas Fund	Mutual Fund	10,720,424
Fidelity Advisor Value Strategies Fund	Mutual Fund	22,054,892
Franklin Small Mid Cap Growth Fund	Mutual Fund	16,393,818
American Funds Amcap Fund	Mutual Fund	15,841,558
MFS Value Fund	Mutual Fund	21,601,008
Metlife Stable Value Account	Fixed Income Fund	22,197,547
Vanguard 500 Index Fund	Mutual Fund	19,892,577
TCW Investment Management Company
Large Cap Growth: **
Aflac Inc.	Common Stock	251,112
Amazon Com Inc.	Common Stock	620,060
American Intern’l Grp	Common Stock	159,644
Amgen Inc.	Common Stock	292,267
Apollo Group Cl A	Common Stock	328,409
Applied Material	Common Stock	168,486
Cisco Systems Inc.	Common Stock	190,012
Commerce Bancorp Nj	Common Stock	98,854
Dell Inc.	Common Stock	410,949
Ebay Inc.	Common Stock	829,039
Electronic Arts	Common Stock	374,521
Genentech Inc. New	Common Stock	682,242
General Electric Co.	Common Stock	177,171
Harley-Davidson Inc.	Common Stock	106,070
Maxim Integrated Prods Inc.	Common Stock	441,110
Network Appl. Inc.	Common Stock	741,736
Pixar Com	Common Stock	321,551
Progressive Corp.	Common Stock	753,294
Qualcomm	Common Stock	590,717
Starbucks Corp.	Common Stock	454,604
Symantec Corp.	Common Stock	262,932
Wal-Mart Stores Inc.	Common Stock	167,598
Walgreen Co.	Common Stock	206,546
Xilinx Inc.	Common Stock	285,455
Xm Satellite Radio Hldgs A	Common Stock	389,931
Yahoo Inc.	Common Stock	872,104
Wheat First/Evergreen US Govt	Money Market	240,505

Identity of issue, borrower,	Description of investment including maturity date,		Current
lessor or similar party	rate of interest, collateral, par or maturity value		value
Renaissance Investment Management, Inc.
Balanced Investment Option: **
Aflac Inc.	Common Stock		218,722
Allstate Corp.	Common Stock		212,052
Ambac Inc.	Common Stock		209,431
American Express Co.	Common Stock		226,044
Amgen Inc.	Common Stock		171,922
Autodesk Inc.	Common Stock		283,486
Autozone Inc.	Common Stock		196,773
Bank of America Corp.	Common Stock		197,358
Bear Stearns Cos Inc.	Common Stock		358,085
Beckman Coulter	Common Stock		200,970
Best Buy Co.	Common Stock		267,390
Biomet Inc.	Common Stock		188,746
Black & Decker	Common Stock		293,697
Centex Corp.	Common Stock		289,559
Cisco Systems Inc.	Common Stock		173,880
Citigroup Inc.	Common Stock		183,084
Computer Associates Int’l	Common Stock		204,996
Constellation Energy	Common Stock		113,646
Cvs Corp.	Common Stock		223,322
Deere & Co.	Common Stock		244,032
Deluxe Corp.	Common Stock		153,053
Eaton Corp.	Common Stock		224,678
Electronic Arts	Common Stock		246,720
Entergy Corp.	Common Stock		196,011
Exelon Corp.	Common Stock		231,368
Freescale Semiconductor-B	Common Stock		20,012
Gap Inc.	Common Stock		179,520
Georgia Pacific Grp Corp.	Common Stock		283,536
H&R Block Inc.	Common Stock		167,825
Harley-Davidson Inc.	Common Stock		200,475
Intel Corporation	Common Stock		161,040
Johnson Controls Inc.	Common Stock		222,674
Mcdonalds Corp.	Common Stock		224,420
Mckesson Hboc Inc.	Common Stock		178,536
Metlife Inc.	Common Stock		263,315
Microsoft Corporation	Common Stock		155,778
Monsanto Company New	Common Stock		377,740
Motorola Inc.	Common Stock		169,850
National Semiconductor	Common Stock		177,526
Occidental Petroleum Corp.	Common Stock		291,508
Procter & Gamble Co.	Common Stock		187,272
Quest Diagnostics Inc.	Common Stock		210,210
Staples Inc.	Common Stock		235,970
Symantec Corp.	Common Stock		175,168
Texas Instruments Inc.	Common Stock		196,960
Tyson Foods, Inc., Cl A	Common Stock		200,376
Unitedhealth Group Inc.	Common Stock		305,464
Valero Energy Corp New	Common Stock		271,946
Walgreen Co.	Common Stock		195,495
Wellpoint Inc.	Common Stock		231,150
Xto Energy Inc.	Common Stock		360,876
U.S. Treasury Note, 5.875% due 11-15-05	Bonds		302,847
U.S. Treasury Note, 5.500% due 02-15-08	Bonds		426,200
U.S. Treasury Note, 4.750% due 11-15-08	Bonds		416,073
Wheat First/Evergreen US Govt	Money Market		93,600
* Lam Research Corporation Common Stock	Company Stock		8,613,214
* Cash and cash equivalents	Money Market		147,948
* Participant loans	Interest rates ranging from 5.0% to 10.5%		2,143,521

		Total	$174,712,048

*	Party-in-interest

**	These funds are unitized funds which consist of a number of investments managed specifically for the Plan, which are listed individually on this Schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lam Research Corporation
Registrant

Date: June 10, 2005

	By:	/s/ Mark S. Frey

Mark S. Frey
Title: Chairman, Savings Plus Plan, Lam Research 401(k) Committee

On behalf of the administrator of
the Savings Plus Plan, Lam Research 401(k)

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Mohler, Nixon & Williams, Accountancy Corporation, Independent Registered Public Accounting Firm